UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		175,864,281*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

175,864,281*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,864,281*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.8%*
14	TYPE OF REPORTING PERSON

IN

* The 175,864,281 shares of Common Stock beneficially owned consist of (i) 162,532,792 shares of Common Stock previously owned by the Reporting Person, (ii) 9,346,434 shares of Common Stock, representing the number of shares of Common Stock issued to the Reporting Person as payment of interest in connection with the NPA (as defined below) and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

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CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 9,346,434 Shares acquired by the Reporting Person were issued as payment of interest in connection with the NPA (as defined below). The determination of the number of shares to issue to the Reporting Person was based on a per share price of $0.79, for an aggregate value of $7,383,682.86. The aggregate purchase cost of the 171,879,226 Shares owned directly by Mr. Duggan is approximately $269,277,499, including brokerage commissions. Mr. Duggan also holds 3,985,055 warrants to purchase shares of Common Stock, which are exercisable until December 24, 2029. The Reporting Person paid such consideration using personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer entered into a Note Purchase Agreement (the “NPA”) on December 6, 2022 with Mr. Duggan and Dr. Maky Zanganeh. Pursuant to the NPA, the Issuer issued to Mr. Duggan in a private placement (the “Note Purchase”) an unsecured promissory note in the amount of $400 million and an unsecured promissory note in the amount of $100 million (collectively, the “Notes”), which will mature and become due on February 15, 2023 (the “February Maturity Date”) and September 15, 2023, respectively. All interest on the Notes was paid on the date of signing for the period through the February Maturity Date, and the prepaid interest was paid in a number of shares of Common Stock of the Issuer equal to the dollar amount of such prepaid interest, divided by the consolidated closing bid price immediately preceding the time the Issuer entered into the NPA, plus $.01 (approximately $0.79), which amounts to 9,720,291 shares.

The foregoing summary of the NPA does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which are attached hereto as Exhibit 99.1 and is incorporated by reference herein.

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CUSIP No. 86627T108

Item 5.	Interests in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 211,041,466 shares of Common Stock, which consists of (i) 201,321,175 shares of Common Stock outstanding as of November 2, 2022, which is the total number of shares of Common Stock disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2022 and (ii) 9,720,291 shares of Common Stock issued in connection with the Note Purchase..

A.	Mr. Duggan

(a)	As of the close of business on December 6, 2022, through the holding of (i) 171,879,226 shares of Common Stock and (ii) warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owns 175,864,281 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 81.8%.

(b)	1. Sole power to vote or direct: 175,864,281
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 175,864,281
4. Shared power to dispose of or direct the disposition of: 0

(c)	Other than the 9,346,434 shares of Common Stock acquired pursuant to the Note Purchase, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Note Purchase as set forth in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

	99.1	Note Purchase Agreement dated December 6, 2022, by and among the Issuer, the Reporting Person, and Dr. Mahkam Zanganeh (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2022).

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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

/s/ Robert W. Duggan
Robert W. Duggan

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